Jefferies LLC 520 Madison Avenue New York, New York 10022	Keefe, Bruyette & Woods, Inc. 787 Seventh Avenue New York, New York 10019

June 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo Todd Schiffman
Joe Yeon Ahn Amit Pande

Re:	Jefferson Capital, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-287488) Request for Acceleration of Effective Date

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of the Company’s common stock by the Company and the selling stockholders, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on June 25, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2025, through the date hereof:

Preliminary Prospectus dated June 13, 2025:

Approximately 300 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

Jefferies LLC

By:	/s/ Michael Bauer
Name: Michael Bauer
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]

Keefe, Bruyette & Woods, Inc.

By:	/s/ Victor Sack
Name: Victor Sack
Title: Managing Director, Head of Capital Markets

[Signature Page to Acceleration Request by Underwriters]